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December 9, 2005
By EDGAR
Ms. Abby Adams
Special Counsel
Securities and Exchange Commission
Division of Corporate Finance
100F Street, NE
Washington, D.C. 20549
Dear Ms. Adams:
Emdeon Corporation: Schedule TO-I filed November 23, 2005 and
Amendment No.1 to Schedule TO-I filed November 28, 2005, File No. 005-57697
We refer to our letter dated December 8, 2005 responding to the comment letter dated December 5, 2005 from the staff of the Securities and Exchange Commission concerning the above captioned Schedule TO-I.
The Company has today filed, by way of EDGAR, Amendment No. 3 to Schedule TO-I, together with this response letter, to amend and restate in its entirety the fourth Q&A on page (iv) to provide the full context of the change in date and to correct the reference of “Monday, January 23, 2005” to “Monday, January 23, 2006”. See Item 1 of Amendment No. 3.
Yours sincerely,

Robert Evans III
Enclosures

cc:	Charles A. Mele Lewis H. Leicher Emdeon Corporation
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